Filed pursuant to 424(b)(3)
Registration No. 333-133116

SUPPLEMENT NO. 27
DATED DECEMBER 23, 2008
TO THE PROSPECTUS DATED OCTOBER 6, 2006

OF BEHRINGER HARVARD REIT I, INC.

This Supplement No. 27 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard REIT I, Inc. dated October 6, 2006, Supplement No. 18 dated April 24, 2008, Supplement No. 19 dated May 15, 2008, Supplement No. 20 dated June 9, 2008, Supplement No. 21 dated June 26, 2008, Supplement No. 22 dated August 6, 2008, Supplement No. 23 dated August 14, 2008, Supplement No. 24 dated August 28, 2008, Supplement No. 25 dated October 7, 2008 and Supplement No. 26 dated November 17, 2008.  Unless otherwise defined in this Supplement No. 27, capitalized terms have the same meanings as set forth in the prospectus.

Status of the Offering

We commenced our third public offering of common stock on October 20, 2006.  Through December 17, 2008, we have accepted investors’ subscriptions to this offering and issued approximately 188.3 million shares of our common stock resulting in aggregate gross proceeds of approximately $1.87 billion.

Prospectus Summary

Distribution Policy

The following information describes the declaration of distributions by our board and should be read in conjunction with the “Prospectus Summary — Distribution Policy” section on page 5 of our prospectus, the “Description of Shares — Distributions” section beginning on page 200 of our prospectus and all similar discussions appearing throughout the prospectus:

On December 18, 2008, our board of directors declared distributions payable to our stockholders of record each day for the months of January, February and March of 2009.  Distributions payable to each stockholder of record during a month will be paid in cash on or before the 16th day of the following month.  The declared distributions equal a daily amount of $0.0017808 per share of common stock. If this rate was paid each day for a 365-day period, it would equal a 6.5% annualized rate based on a purchase price of $10.00 per share.  A portion of each distribution may constitute return of capital for tax purposes.  There is no assurance that we will continue to declare daily distributions at this rate.

Management

The Advisory Agreement

The following information supplements the discussion contained in the “Management — The Advisory Agreement” section beginning on page 77 of our prospectus and all similar discussions appearing throughout the prospectus:

On December 18, 2008, we renewed the advisory agreement, as amended, between us and Behringer Advisors.  The renewed advisory agreement is effective through December 29, 2009; however, either party may terminate the agreement without cause or penalty upon providing 60 days’ written notice.  The terms of the advisory agreement remain unchanged.